130

04024912

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Raytec Development Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE NO. 82- 3553 FISCAL YEAR 10-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/7/04

#82-3553

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
Raytec Development Corp.	October 31, 2003	04/03/31

ISSUER'S ADDRESS 750 West Pender Street, Suite 1104

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 2T8	604-683-4499	604-683-8610

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Jerry A. Minni	Director	604-683-8610

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
tvodola@raytecnet.com	www.raytecnet.com

ARIS 10-31-03

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jerry A. Minni"	JERRY A. MINNI	04/03/31
"Jerry M. Bella"	JERRY M. BELLA	04/03/31

(Electronic signatures should be entered in "quotations")

RAYTEC DEVELOPMENT CORP.

REPORT AND CONSOLIDATED FINANCIAL STATEMNTS

October 31, 2003 and 2002

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Raytec Developments Corp.

We have audited the consolidated balance sheet of Raytec Development Corp. as at October 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principals used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the B.C. Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated financial statements, as at October 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 12, 2003.

Vancouver, Canada
March 5, 2004

"*Amisano Hanson*"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

RAYTEC DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEETS
October 31, 2003 and 2002

ASSETS		2003		2002
Current				
Cash and equivalents	$	54,598	$	23,856
Accounts receivable – Note 10		689,177		815,701
Inventory		362,887		584,460
Prepaid expenses and deposits		33,337		96,347
		1,139,999		1,520,364
Property and equipment – Note 4		87,777		177,044
Licences, patents and trademarks – Note 5		65,445		103,855
	$	1,293,221	$	1,801,263
LIABILITIES				
Current				
Short term indebtedness – Note 6	$	611,056	$	813,768
Accounts payable and accrued liabilities – Note 10		1,377,098		1,814,685
Advances payable – Note 10		292,261		93,450
Deferred revenue		265,384		324,250
Current portion of long-term debt – Note 7		620,799		248,490
		3,166,598		3,294,643
Long-term debt – Note 7		-		498,302
Subscriptions received – Note 13		490,484		398,667
		3,657,082		4,191,612
SHAREHOLDERS' DEFICIENCY				
Capital stock – Notes 8 and 13		14,190,449		13,855,889
Deficit		(16,554,310)		(16,246,238)
		(2,363,861)		(2,390,349)
	$	1,293,221	$	1,801,263

Nature and Continuance of Operations – Note 1
Commitments – Notes 6, 7, 8, 11 and 13
Subsequent Events – Note 13

APPROVED BY THE BOARD:

"Jerry A. Minni" ____________________, Director

"Jerry M. Bella" ____________________, Director

SEE ACCOMPANYING NOTES

RAYTEC DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended October 31, 2003 and 2002

	2003	2002
Sales	$ 3,901,973	$ 5,385,053
Cost of sales	2,542,162	4,102,586
Gross profit	1,359,811	1,282,467
Operating Expenses		
General and administrative – Schedule 1	1,529,036	2,203,226
Sales and marketing	402,768	274,183
	1,931,804	2,477,409
Operating loss	(571,993)	(1,194,942)
Other income (expenses)		
Amortization	(10,130)	(178,484))
Foreign exchange gain	523,440	92,233
Gain (loss) on sale of equipment	(14,724)	12,520
Interest and other income	-	68,206
Interest expense and financing costs	(201,519)	(282,932)
Other	(30,097)	-
Research and development	(3,049)	(350,241)
Write-down of goodwill	-	(212,966)
	263,921	(851,664)
Net loss for the year	(308,072)	(2,046,606)
Deficit, beginning of year	(16,246,238)	(14,199,632)
Deficit, end of year	$ (16,554,310)	$ (16,246,238)
Basic and diluted loss per share	$ (0.05)	$ (0.44)

SEE ACCOMPANYING NOTES

RAYTEC DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended October 31, 2003 and 2002

	2003	2002
Operating Activities		
Net loss for the year	$(308,072)	$(2,046,606)
Add (deduct) items not involving cash		
Shares issued for services	15,360	-
Amortization	121,612	178,484
Gain on sale of equipment	14,724	(12,520)
Development costs written-off	-	341,676
Write-down of goodwill	-	212,966
	(156,376)	(1,326,000)
Changes in non-cash working capital items – Note 14	(140,587)	778,508
Cash used in operating activities	(296,963)	(547,492)
Financing Activities		
Repayment of short-term debt – net	(64,316)	(96,968)
Proceeds from shares issued	319,200	201,000
Subscriptions received	91,817	398,667
Repayment of long-term debt – net	(125,993)	(198,893)
Acquisition of subsidiary company, net of cash acquired	254,051	-
Cash provided by financing activities	474,759	303,806
Investing Activity		
Acquisition of property and equipment – net	(8,658)	(33,963)
Increase (decrease) in cash and cash equivalents	169,138	(277,649)
Cash and cash equivalents (cash deficiency), beginning of year	(114,540)	163,109
Cash and cash equivalents (cash deficiency), end of year	$ 54,598	$(114,540)
Cash and cash equivalents consist of:		
Cash and short-term investments	$ 54,598	$ 23,856
Bank overdraft	-	(138,396)
	$ 54,598	$(114,540)
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ 194,524	$ 237,153
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is publicly traded on the TSX Venture Exchange. The Company is engaged in the distribution of perishable control systems for the retail and wholesale grocery industry, primarily in the United States of America, and in the development and marketing of products and processes for protection of perishable products and bacterial control.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at October 31, 2003, the Company had a working capital deficiency of $2,061,594. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due and/or attaining future profitable operations.

Note 2 Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment and actual results could differ from such estimates. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries Raytec Corporation, a US company and Advantec Technologies Inc., a Canadian public company listed on the TSX Venture Exchange. All inter-company transactions and balances have been eliminated

b) Revenue Recognition

Revenue on sales of perishable control systems is recognized upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods. Revenue on service contracts is recognized as the service is provided over the life of the service contract. Amounts billed for service contracts not yet completed is recorded as deferred revenue.

Note 2 Significant Accounting Policies – (cont'd)

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

d) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using the first–in, first–out (FIFO) method.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Licences, patents and trademarks	17 years

f) Goodwill

Goodwill which represents the excess of the purchase prices over the fair market value of the underlying net tangible assets received in business acquisitions is evaluated annually by estimating the fair market value of the related businesses acquired and written down for any resulting impairments in value.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection of perishable foods and produce and for bacterial control are deferred until commencement of commercial production or abandonment of development, otherwise they are expensed. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

Note 2 Significant Accounting Policies – (cont'd)

h) Loss per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

i) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and equivalents, accounts receivable, accounts payable and accrued liabilities and advances payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

j) Leases

Leases are classified as capital or operating leases. A lease that transfers substantially all of the benefits and risks incidental to ownership of property is classified as a capital lease. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lessor of the present value of the minimum lease payments and the property's fair value at the beginning of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

k) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

l) Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Note 2 Significant Accounting Policies – (cont'd)

l) Stock-based Compensation – (cont'd)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after November 1, 2002.

m) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Business Combination

Pursuant to a share exchange agreement with an effective date of July 21, 2003, a public company, having a director in common, My Venture Inc. ("MVI"), acquired all of the common shares of the Company's wholly-owned subsidiary Raytec Technologies Inc. ("RTI") in exchange for 29,300,000 common shares of MVI. Concurrently with the acquisition, MVI issued an additional 3,000,000 common shares for $300,000 pursuant to a private placement prior to related issue costs. The transactions resulted in the Company owning approximately 72% of MVI's outstanding shares and accordingly for accounting purposes the transaction was accounted for by the purchase method as a reverse takeover with RTI being identified as the purchaser. Application of reverse takeover accounting results in a continuation of RTI with the inclusion of MVI assets and liabilities in the consolidated financial statements at their carrying values.

Net assets of MVI acquired at carrying values are as follows:

Cash and cash equivalents	$ 79,157
Other current assets	280,557
Current liabilities	(26,506)
	$ 333,208

Note 4 Property and Equipment

	2003	2002
Equipment	$ 269,246	$ 364,566
Furniture and fixtures	57,001	57,001
Leasehold improvements	3,191	3,191
Vehicles	98,242	97,163
	427,680	521,921
Accumulated amortization	(339,903)	(344,877)
	$ 87,777	$ 177,044

Note 5 Licences, Patents and Trademarks

	2003	2002
Licenses and patents	$ 171,780	$ 171,780
Trademarks and other intangibles	7,081	7,081
	178,861	178,861
Accumulated amortization	113,416	75,006
	$ 65,445	$ 103,855

Note 6 Short-term Indebtedness

	2003	2002
Bank overdraft	$ -	$ 138,396
Line of credit	611,056	675,372
	$ 611,056	$ 813,768

The line of credit is secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in process, finished goods and proceeds thereof; and bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

Note 7 Long-term Debt

	2003	2002
Promissory note for US$450,000 maturing on January 31, 2004 plus interest at 8.0% per annum. Subsequent to January 31, 2004, this note was in default.	$ 593,504	$ 700,875
Promissory note for US$23,599 repayable in monthly instalments of US$2,059 plus interest at 9% per annum maturing on January 31, 2003. As at October 31, 2003, this note is in default.	25,106	36,755
Capitalized equipment lease for US$5,882 secured by related equipment, repayable in monthly instalments of US$325 including interest at 13.23%.	2,191	9,162
	620,799	746,792
Current portion	(620,799)	(248,490)
	$ -	$ 498,302

Note 8 Capital Stock

Authorized:

100,000,000 common shares without par value

Issued:	Number	Amount
Balance, October 31, 2001	4,242,305	13,654,889
Shares cancelled	(90,000)	-
Shares issued for cash:		
– exercise of warrants and options	325,000	63,000
– private placements	540,000	138,000
Balance, October 31, 2002	5,017,305	$ 13,855,889
Shares issued for cash:		
– exercise of warrants – at $0.17	1,000,000	170,000
– exercise of options – at $0.20	96,000	19,200
– private placement – at $0.13	1,000,000	130,000
Shares issued for loan guarantee fee	64,000	15,360
Balance, October 31, 2003	7,177,305	14,190,449

Note 8 Capital Stock – (cont'd)

Stock Options

The Company may grant options to directors, officers, employees, dependent contractors or consultants for shares of the Company. These options are granted with an exercise price equal to the market price of the Company's shares at the date of grant and are subject to approval from the TSX Venture Exchange. Stock option activity is summarized as follows:

	Year ended October 31			
	2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding beginning of year	463,300	$0.60	355,300	$0.60
Granted	550,000	$0.32	158,000	$0.35
Exercised	(96,000)	$0.20	(50,000)	$0.20
Expired	(257,300)	$0.60	-	-
Outstanding end of year	660,000	$0.31	463,300	$0.60

Details of stock options outstanding at October 31, 2003 are as follows:

Number of Shares	Exercise Price	Expiry Date
110,000	$0.30	June 4, 2004
100,000	$0.37	August 5, 2004
450,000	$0.30	October 22, 2005
660,000		

The compensation charge associated with the options granted during the year ended October 31, 2003 in the amount of $126,500 is not recognized in the financial statements, but included in the pro forma amounts below. The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing modes with the following assumptions:

Dividend yield	0.0%
Expected volatility	171%
Risk-free interest rate	3.0%
Expected term in years	2

Note 8 Capital Stock – (cont'd)

Stock Options – (cont'd)

Had the fair value method been used for those options issued, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

		Year ended October 31, 2003
Net loss	As reported	$ (308,072)
	Pro forma	$ (434,572)
Basic and diluted loss per share	As reported	$ (0.05)
	Pro forma	$ (0.07)

Note 9 Income Taxes

Significant components of the Company's Canadian future tax assets and liabilities, which result primarily from temporary differences in the recognition of expense items for financial and income tax reporting purposes, are as follows:

	2003	2002
Future income tax assets		
Non-capital losses carried forward	$ 1,055,798	$ 1,011,458
Capital losses carried forward	740,341	833,398
	1,796,139	1,844,855
Less valuation allowance	(1,796,139)	(1,844,855)
	$ -	$ -

Note 9 Income Taxes – (cont'd)

The Company has accumulated Canadian capital losses of $1,868,605 and Canadian non-capital losses of $2,664,810, which may be carried forward to reduce taxable income in future years. The non-capital losses expire as follows:

2004	$ 349,412
2005	512,014
2006	174,075
2007	332,846
2008	347,033
2009	471,430
2010	478,000
	$2,664,810

Note 10 Related Party Transactions

The Company incurred the following expenses and rent recoveries with directors or officers of the Company or with companies with directors or officers in common:

	Years ended October 31, 2003	2002
Accounting fees	$ 24,200	$ 27,000
Loan guarantee fee	15,360	-
Rent	7,500	58,200
Rent recoveries	(20,153)	-
	$ 26,907	$ 85,200

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties. The loan guarantee fee was paid by the issue of 64,000 shares.

Note 10 Related Party Transactions – (cont'd)

Assets and liabilities include the following amounts outstanding with related parties:

	2003	2002
Accounts receivable	$ 8,580	$ -
Accounts payable	$ 236,427	$ 241,358
Advances payable	$ 290,511	$ 173,253

Amounts due to related parties are unsecured, non-interest bearing and have no fixed repayment terms.

The Company acquired a company having a director in common (Note 3).

Note 11 Commitments

(a) Annual minimum rental obligations under leases for vehicles, equipment and premises are estimated as follows:

Year Ended	$
October 31, 2004	236,000
October 31, 2005	185,000
October 31, 2006	111,000

Note 12 Financial Instruments Risk

a) Credit risk:

The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realizable value.

b) Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in the United States of America. The Company monitors this exposure, but had no hedge positions at October 31, 2003 or 2002. The Company believes this risk is mitigated by the offset of current assets and liabilities held in US dollars however the Company is exposed to a currency risk because at October 31, 2003 it has net monetary liabilities of US$1,246,323 (2002: US$1,468,000).

Note 13 Subsequent Events

Subsequent to October 31, 2003:

(a) The Company's wholly-owned U.S. subsidiary, Raytec Corporation ("Raytec"), completed a private placement and issued 2,000,000 common shares at US$0.17 each for total proceeds of $490,484 (US$340,000) of which US$253,347 (Cdn$398,667) had been received at October 31, 2002. As a result, the Company's ownership in Raytec has been diluted to an 80% interest.

(b) The Company arranged a private placement of 1,000,000 units at $0.15 per unit for total proceeds of $150,000. Each unit consists of one share and one share purchase warrant exercisable at $0.19 per share for a two-year period.

c) The Company arranged a private placement of 681,000 units at $0.22 per unit for total proceeds of $149,820. Each unit consists of one share and one share purchase warrant exercisable at $0.30 per share for a two-year period.

Note 14 Changes in Non-cash Working Capital Items

	2003	2002
Accounts receivable	$(199,538)	$ 526,874
Inventory	221,573	40,900
Prepaid expenses and deposits	63,010	67,140
Accounts payable and accrued liabilities	(365,577)	92,417
Advances payable	198,811	93,450
Deferred revenue	(58,866)	(42,273)
	$(140,587)	$ 778,508

RAYTECH DEVELOPMENT CORP. **Schedule I**

CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended October 31, 2003 and 2002

	2003	2002
Administrative and consulting fees	$ -	$ 35,129
Advertising and promotion	16,702	-
Amortization	42,772	-
Bad debts	18,754	13,731
Filing fees	5,011	3,850
Investor communication	72,320	130,787
Office and miscellaneous	367,791	545,319
Professional fees – Note 10	216,275	178,239
Rent, utilities and taxes – Note 10	110,802	130,852
Repairs and maintenance	9,034	-
Telephone and communications	58,090	122,737
Transfer agent	15,228	11,240
Travel	34,167	44,822
Wages and employee benefits	562,090	986,520
	$ 1,529,036	$ 2,203,226

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:_________Schedule A

_____X___Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	Raytec Development Corp.
ISSUER'S ADDRESS:	1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8
ISSUER TELEPHONE NUMBER:	(604) 683-8610
CONTACT PERSON:	Jerry A. Minni
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 683-8610
WEB ADDRESS:	www.raytecnet.com
FOR QUARTER ENDED:	October 31, 2003
DATE OF REPORT:	March 30, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"04/03/30"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"04/03/30"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

RAYTEC DEVELOPMENT CORP.
QUARTERLY REPORT - FORM 51-901F
OCTOBER 31, 2003

SCHEDULE B: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended October 31, 2003.

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:

Issue date	Type of issue	Quantity	Price	Proceeds
January 7, 2003	Private placement	1,000,000	$0.13	$ 130,000
March 10, 2003	Exercise of options	5,000	$0.20	$ 1,000
March 25, 2003	Exercise of options	7,000	$0.20	$ 1,400
April 9, 2003	Exercise of options	5,000	$0.20	$ 1,000
April 30, 2003	Exercise of options	5,000	$0.20	$ 1,000
May 12, 2003	Exercise of options	21,000	$0.20	$ 4,200
July 24, 2003	Exercise of options	10,000	$0.20	$ 2,000
August 5, 2003	Loan guarantee	64,000	$0.24	$ 15,360
August 29, 2003	Exercise of options	2,500	$0.20	$ 500
September 5, 2003	Exercise of options	7,000	$0.20	$ 1,400
September 15, 2003	Exercise of warrants	1,000,000	$0.17	$ 170,000
September 24, 2003	Exercise of options	20,000	$0.20	$ 4,000
October 15, 2003	Exercise of options	13,500	$0.20	$ 2,700

   b) Options granted during the period:

Date of Grant	Number	Name	Exercise Price	Expiry Date
August 5, 2003	100,000	R. Waschilowski	$0.37	August 5, 2004
October 22, 2003	75,000	Jerry Minni	$0.30	October 22, 2005
October 22, 2003	75,000	Jerry Bella	$0.30	October 22, 2005
October 22, 2003	75,000	Robin Blues	$0.30	October 25, 2005
October 22, 2003	75,000	Toni Vodula	$0.30	October 22, 2005
October 22, 2003	50,000	Robert Thompson	$0.30	October 22, 2005

4. **Summary of securities at the end of the reporting period:**
   a) **Authorized capital stock:**
      See Schedule A - Financial Statements - Note 8.
   b) **Issued capital stock:**
      See Schedule A - Financial Statements - Note 8.
   c) **Options, warrants and convertible securities outstanding:**
      See Schedule A - Financial Statements - Notes 8.
   d) **Shares in escrow of subject pooling:**
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Robin D.A. Blues
      Jerry M. Bella
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- *Core Business* - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- *Service* - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- *Antimicrobials* - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the year was $3.901 million. down from $5.385 million for the comparative period. The decrease was a result of general market and economic conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2004. The sales in the antimicrobial division were less than anticipated due to delays in registration of products.

Manufacturing and installation costs for the year was 65.16% of revenues, down 11.02% from the comparative period. The change was attributed to product mix sold during the year.

General and administrative expenses decreased 1.71% of revenues during the year. The Company continues to decrease its administrative costs each year.

Selling and marketing expenses remained consistent with that of the previous year.

The Company invested $8,658 during the year in property and equipment as compared to $33,963 during the comparative period.

The Company incurred a total of $3,049 in research and development costs during the year. This money was spent developing new applications for the core business and obtaining product registration for the Company's antimicrobial technology. The Company incurred a total of $350,241 during the comparative period.

During the year the Company reported an operating loss of $308,072 as compared to an operating loss of $2,046,606 for the comparative period.

The Company has annual minimum rental obligations under leases for premises, which amount to $532,000 over the next three years.

During the first quarter the Company obtained all the preventive maintenance contracts for Win-Dixie Store Inc. in the south-east involving a total of over 1,300 stores. These contracts involve regular visits once per quarter to service all areas related to produce misting, fish and meat humidification and water treatment. The Company is also participating in Winn-Dixie's conversion of their display cases to "iceless".

During the second fiscal year the Company obtained the first Environmental protection Agency (EPA) product registration of the "tea-bag" (Sani-T Bag™) for use in cooling water treatment as an algaecide. The Company has recently received an EPA response to its surface sanitation product registration. The Company is currently addressing deficiencies with respect to the application.

The Company recently announced that it intends to take its subsidiary, Raytec technologies Inc. public in an effort to focus the core business and the technology subsidiary on growth opportunities in their most promising markets. The

Company will maintain majority control of the subsidiary and will continue to work closely with respect to applications for perishable products.

There were no legal proceedings against the Company during the year.

The Company has not entered into any investor relation contracts during the year. The Company's investor relations activities involve addressing responses to shareholders of questions directed to the Company.

Subsequent Events

Subsequent to October 31, 2003 the Company completed a private placement of 1,000,000 units at $0.15 per unit. Each unit consists of one share plus one share purchase warrant exercisable at $0.19 to March 8, 2006.

Subsequent to October 31, 2003 the Company completed a private placement of 681,000 units at $0.22 per unit. Each unit consists of one share plus on share purchase warrant exercisable at $0.30 to November 20, 2005

Subsequent to October 31, 2003 the Company's subsidiary sold a private placement of 2,000,000 shares at US$0.17 per share to net the subsidiary US$340,000. Upon closing of this private placement the Company's interest in the subsidiary will be reduced to 80%.

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's working capital deficiency at October 31, 2003 was $2,061,594. Subsequent to October 31, 2003 the Company and its subsidiary raised $593,120 through private placements which helped to reduce the working capital deficiency.

#82-3553

RAYTEC DEVELOPMENT CORP.

Annual General Meeting of Members
to be held on April 13, 2004

Notice of Annual General Meeting
and
Information Circular

March 9, 2004

RAYTEC DEVELOPMENT CORP.
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8

NOTICE OF GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Raytec Development Corp. (the "Company") will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia on Tuesday, April 13, 2004 at 10:00 a.m. At the meeting, the shareholders will receive the financial statements for the year ended October 31, 2003 together with the auditor's report thereon and consider resolutions to:

1. fix the number of directors at four;
2. elect a Class II director for a three year period;
3. appoint Amisano Hansen, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and
4. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on day, April 7, 2003 (or 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Tuesday, March 9, 2004 will be entitled to vote at the meeting.

An information circular and a form of proxy, together with a reply card for use by shareholders who wish to receive the Company's interim financial statements, accompany this notice.

DATED at Vancouver, British Columbia the 9th day of March, 2004.

ON BEHALF OF THE BOARD

Chairman, President, Chief Executive Officer
and Chief Financial Officer

RAYTEC DEVELOPMENT CORP.
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8

INFORMATION CIRCULAR

(as at March 9, 2004 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Raytec Development Corp. (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the annual general meeting of the shareholders of the Company to be held on Tuesday, April 13, 2004 (the "Meeting"), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 by the close of business on Wednesday, April 7, 2004.

A proxy may be revoked by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, unless otherwise specified, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular. Unless otherwise specified, the Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person (a "Non-Registered Holder") is not a registered shareholder in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended October 31, 2003 (the "Financial Statements"), together with the auditor's report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the auditor's report thereon, are being mailed to the shareholders of record with this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying notice of meeting, the Company's authorized capital consists of 100,000,000 common shares without par value of which 8,858,305 common shares are issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote on a poll taken at a meeting of shareholders.

Shareholders registered as at Tuesday, March 9, 2004 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
Jerry A. Minni [1]	3,700,384 [2]	42%

Notes:

(1) Mr. Minni is the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and a director of the Company.
(2) Of these shares, 2,900 are held indirectly by JVM Management Ltd., a private B.C. company owned 50% by Mr. Minni and 50% by his wife.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at three for the ensuing year.

ELECTION OF DIRECTORS

Pursuant to the Articles of the Company, the board of directors is currently divided into three classes of directors, designated as Class I directors, Class II directors and Class III directors, to provide for a rotation of the terms of office for the directors. The initial terms of office was one year for the Class I director, two years for the Class II director and three years for the Class III director. At each general meeting after such initial classification, directors elected to replace those whose terms expire at such general meeting shall be elected to hold office until the third succeeding general meeting.

Each director elected will hold office until the expiration of his respective term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The term of office of Jerry Bella, a Class II director, will expire at the conclusion of the Meeting., while the terms of office of Jerry A. Minni, a Class III director and Robin D.A. Blues, a Class I director, will expire at the conclusion of the 2005 and 2006 annual general meetings, respectively. Accordingly, the

number of directors to be elected at the Meeting is now one and that director is to be elected for a three year term.

The person named below will be presented for election at the Meeting as management's nominee for a Class II director. Management does not contemplate that this nominee will be unable to serve as a Class II director. The following table sets out the name of the nominee for election as a Class II director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupations, the period of time for which he has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Present Position(s) with the Company [1] and Place of Residence	Principal Occupation [2]	Class of Director	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [3]
Jerry Bella Director of the Company *Canada*	Business Executive; Owner of J.M. Bella & Associates, Inc., formerly Minni, Bella & Co., Certified General Accountants.	Class II Term expires in 2007.	April 29,1992	153,837

Notes:

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Advance notice of the Meeting was published in *The Province* newspaper on February 16, 2004 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the members of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There is presently three Executive Officers of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Executive Officers:

Summary Compensation Table

Name and Principal Position of Named Executive Officer	Fiscal Year Ending Oct. 31	Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	
Jerry A. Minni Chairman, President, Chief Executive Officer and Chief Financial Officer	2003 2002 2001	$120,000 (1) $120,000 (1) $120,000 (1)	Nil Nil Nil	Nil Nil Nil	175,000 Nil 75,000(2)	1,000,000 Nil Nil	N/A N/A N/A	Nil Nil Nil
Bernardo N. Rico President and Chief Executive Officer of Subsidiary (3)	2003 2002 2001	Nil $ 92,400 (1) $205,400 (1)	Nil Nil Nil	Nil Nil Nil	Nil Nil 20,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Robert L. Thompson President and Chief Executive Officer of Subsidiary (4)	2003 2002 2001	$ 94,750 $115,500 $103,950	Nil Nil Nil	Nil Nil Nil	50,000 Nil 10,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

Notes:

(1) These monies were paid pursuant to employee services agreements. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further particulars.
(2) 25,000 of these stock options were cancelled on November 22, 2001.
(3) Effective December 19, 2001, Mr. Rico was appointed President and Chief Executive Officer of Raytec Technologies, Inc., one of the Company's wholly-owned subsidiaries.
(4) Effective December 19, 2001, Mr. Thompson was appointed President and Chief Executive Officer of Raytec Corporation, a wholly-owned subsidiary of the Company.
(5) *Subsequent to year end, 1,000,000 units, each comprised* of a share and a share purchase warrant, subject to a hold period expiring July 8, 2004, were acquired by Mr. Minni.

Options and Stock Appreciation Rights (SARs)

The Company has no outstanding stock appreciation rights.

The Company has implemented a stock option plan dated March 14, 2002. Under the Plan, the Board of Directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company entitling them to purchase common shares. The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Consultants and Employees, to reward such of those Directors, Officers, Consultants and Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors, Officers, Consultants and Employees to acquire Common Shares as long term investments. The stock option plan is administered by the Company's Secretary at the direction of the board of directors.

The following table sets forth stock options granted to Executive Officers during the most recently completed financial year:

Option/SAR grants during the most recently completed financial year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARS Granted to Employees	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Jerry A. Minni Chairman, President, Chief Executive Officer and Chief Financial Officer	100,000 75,000	37%	$0.20 $0.30	$0.18 $0.30	January 6, 2005 October 22, 2005
Bernardo N. Rico President and Chief Executive Officer of Subsidiary	Nil	N/A	N/A	N/A	N/A
Robert L. Thompson President and Chief Executive Officer of Subsidiary	50,000	10%	$0.30	$0.30	October 22, 2005

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at October 31, 2003		Value of Unexercised In-the-Money Options/SARs at October 31, 2003[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jerry A. Minni Chairman, President, Chief Executive Officer and Chief Financial Officer	Nil	N/A	100,000 75,000	Nil	$14,000 $ 3,000	Nil
Bernardo N. Rico President and Chief Executive Officer of Subsidiary	Nil	N/A	Nil	Nil	N/A	Nil
Robert L. Thompson President and Chief Executive Officer of Subsidiary	Nil	N/A	50,000	Nil	$2,000	Nil

Notes:

(1) "*Aggregate Value Realized*" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

(2) "In-the-Money Options" means the excess of the market value of the Company's shares on October 31, 2003 over the exercise price of the options. The closing price of the Company's shares on October 31, 2003 was $0.34.

Option and SAR Repricings

None of the options or SARs held by any Executive Officer were repriced downward during the most recently completed financial year of the Company.

Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company has granted the following incentive stock options to directors, officers and employees of the Company during the Company's most recently completed financial year:

Number Granted [1]	Exercise Price per Share	Date of Grant
100,000	$0.37	August 5, 2003
450,000	$0.30	October 22, 2003

Notes:

(1) Includes the number granted to Executive Officers previously disclosed.
(2) During the last completed financial year 48,000 stock options exercisable at a price of $0.48 per share were cancelled.

Related Party Transaction

During the Company's most recently completed financial year the Company paid $18,000 in accounting fees to an accounting firm owned by Jerry Minni, a director of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employee services agreement made as of August 1, 1996 and amended December 30, 1996 (the "Minni Agreement") between the Company and Jerry A. Minni, the Chairman of the Board, and the President, Chief Executive Officer and Chief Financial Officer of the Company, the Company pays to a company controlled by Mr. Minni the monthly fee of $10,000. Mr. Minni may terminate the Minni Agreement by giving one month's written notice to the Company and the remuneration payable under the Minni Agreement shall be proportioned to the date of such termination. The Company may terminate the Minni Agreement upon the disability of Mr. Minni, or for just cause, as defined in the Minni Agreement, without any remuneration payable to him.

Pursuant to an employee services agreement (the "Rico Agreement") made July 1, 2002 and amended effective July 18, 2003 between Raytec Technologies, Inc. (the "Subsidiary"), an indirect subsidiary of the Company, and Bernardo A. Rico, the President and Chief Executive Officer of the Subsidiary, the Company pays to Mr. Rico an annual compensation of US$120,000 comprised of a base annual salary of US$60,000 and common shares, issued quarterly, having an aggregate value of US$60,000. Mr. Rico may terminate the Rico Agreement by giving 60 days' written notice to the Subsidiary and the remuneration payable shall be proportioned to the date of such termination. The Subsidiary must provide written notice to Mr. Rico if the Rico Agreement is terminated without just cause, such notice to expire on the later of July 1, 2004 or 26 weeks from the date of such notice, or reasonable compensation in lieu of notice.

Prior to Mr. Rico entering into the Rico Agreement, he was receiving an annual salary of US$130,000 pursuant to the terms of an employee services agreement made as of April 1, 2000 between Raytec Corporation, also a subsidiary of the Company, and Mr. Rico. On Mr. Rico's resignation as President and Chief Executive Officer of Raytec Corporation, effective December 19, 2001, this agreement was terminated. Mr. Rico continued to receive a monthly salary of US$5,000 until entering into the Rico Agreement.

There are no other compensatory plans or arrangements with respect to the Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation Committee and Report on Executive Compensation

The Company has no compensation committee of its Board of Directors as the Company does not currently compensate its directors for acting as such in respect of the Company other than through the allocation of stock options.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the most recently completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise set out herein, none of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the Board, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

On March 9, 2004 the Company completed a private placement to Jerry Minni of 1,000,000 units at $0.15 per unit, each unit comprised of a common share and a share purchase warrant. Each warrant is exercisable into an additional common share at $0.19 per share for two years.

On July 18, 2003 the Company completed the disposition of Raytec Technologies Inc., a wholly owned subsidiary, to Avantec Technologies Inc. ("Avantec") in exchange for 29,300,000 common shares of Avantec. The transaction constituted a qualifying transaction, under the policies of the TSX Venture Exchange, for Avantec, which company was previously a capital pool company. Upon completion of the transaction, the 29,300,000 shares received by the Company constituted approximately 72% of the issued and outstanding share capital of Avantec.

On January 6, 2003 the Company announced that it had completed the private placement of 1,000,000 Units at a price of $0.13 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.17 per share for a period of two years. Insider participant in this non-brokered private placement was Jerry Minni, as to 800,000 units of the Company.

On July 29, 2003 the Company issued a news release advising that the Company had issued 64,000 common shares a price of $0.24 to Jerry Minni as consideration for guaranteeing $50,000 (U.S.) (Cdn$77,000) for an extension to the Company's existing US$80,000 bank operating line of credit.

On November 26, 2003, the Company announced that it had completed the private placement of 681,000 units of the Company at a price of $0.22 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.30 per share for a period of two years. Insider participant in this non-brokered private placement was Jerry Minni, as to 681,000 units of the Company.

Pursuant to a distributorship agreement (the "Distributorship Agreement") dated July 26, 2002 between the Subsidiary and Fractal, Inc. ("Fractal"), also a wholly-owned subsidiary of the Company, the Company was granted exclusive distribution rights in North America to sell and distribute the Subsidiary's dry-media chlorine dioxide products to the retail food industry, including rights to develop applications using dry chlorine dioxide. Under the terms of the Distributorship Agreement, the Company is required to maintain minimum annual purchase requirement for exclusivity and pay to the Subsidiary a royalty equal to 3% of gross sales for applications and programs developed and marketed using dry media chlorine dioxide. The Company, the Subsidiary and Fractal share one common director, namely Jerry Minni.

The Company is subject to the following Promissory Notes. The Company shares one common director with the note holders, namely Jerry Minni.

Payee	Interest Rate	Repayment Terms	Amount Outstanding as at October 31, 2003 (fiscal year end)
Badger Properties, LLC	Nil	Due on February 15, 2003. Repayable at $14,160 per quarter.	$19,039

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITOR

Auditors

The management of the Company intends to nominate Amisano Hansen, Chartered Accountants, for appointment as auditor of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of Amisano Hansen, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. Amisano Hansen, Chartered Accountants, were appointed as auditor of the Company effective March 1, 2004.

Audit Committee

In accordance with the *Company Act* (British Columbia), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office
Jerry A. Minni	Director, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer
Jerry Bella	Director
Robin D.A. Blues	Director

OTHER MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, unless otherwise specified, the persons named in the Proxy intend to vote on any poll in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the notice of meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia the 9th day of March, 2004.

ON BEHALF OF THE BOARD

"JERRY MINNI"

Chairman, President, Chief Executive Officer
and Chief Financial Officer

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 9th day of March, 2004.

"JERRY MINNI"	"JERRY BELLA"
Jerry Minni Chairman, President, Chief Executive Officer and Chief Financial Officer	Jerry Bella Director

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

RAYTEC DEVELOPMENT CORP.
(the "Company")

TO BE HELD AT THE SUITE 1100, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, APRIL 13, 2004, AT 10:00 AM

***The undersigned member* ("Registered Shareholder") of the Company hereby appoints,** Jerry A. Minni, a Director of the Company, or failing this person, Jerry Bella, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the number of directors at three			n/a
2. To elect Jerry Bella as a Class II Director		n/a	
3. To Appointment of Amisano Hansen, Chartered Accountants as auditors of the Company		n/a	
4. To authorize the directors to set the auditors renumeration			n/a

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

☐ Please tick this box if the Registered Shareholder does not wish to confer discretionary authority on the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out above or other matters which may properly come before the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management proxyholder will vote in favour of each matter identified in this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, unless otherwise specified by the Registered Shareholder, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **a proxy must be *DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Supplemental Mailing List Return Card (National Instrument 54-102)

In accordance with National Instrument No 54-102/Interim Financial Statement and Report Exemption (the "Instrument") and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at: www.pctc.com under Communications, Shareholder Forms or go directly to www.pctc.com/PCTCPortal/Public/SupplementalForm.aspx

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a Shareholder:
Must be completed. (Please Print)

Name: ______________________ Address ______________________

City/Prov/State/ Postal Code: ______________________ Preferred Method of Communication: Email______ or Mail______

Signature: ______________________ Date: __________ Email Address: ______________________

#82-3553

NOTICE OF CHANGE OF AUDITOR

MANNING ELLIOTT
Chartered Accountants
11th Floor, 1050 West Pender Street
Vancouver, BC
V6E 3S7

AMISANO HANSON
Chartered Accountants
#604-750 West Pender Street
Vancouver, BC

BRITISH COLUMBIA SECURITIES COMMISSION
701 West Georgia Street
Vancouver, BC
V7Y IL2

Given pursuant to National Policy Number 31 of Canadian Provincial Securities Administration, Re: the Appointment of Amisano Hanson, Chartered Accountants, as Auditors of the Company.

The Company proposes to change its auditor from Manning Elliott, Chartered Accountants, to Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, British Columbia, effective at the Company's annual general meeting scheduled to be held on April 13, 2004.

The Company is proposing not to appoint Manning Elliott, Chartered Accountants as auditors for the Company at the Company's Annual General Meeting to be held on April 13, 2004 and to appoint Amisano Hanson, Charted Accountants as auditors for the Company on that date. The reason for the change of auditor is based on the new independence standards adopted by the Institute of Chartered Accountants of British Columbia..

There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding March 1, 2004.

The termination of the former auditor and the recommendation to appoint the successor auditor have been approved by the Company's Board of Directors.

There were no reportable events between the Company and Manning Elliott, Chartered Accountants.

Attached hereto as Schedules "A" and "B" are copies of the letters from the former and successor auditors, respectively.

Dated this 1st day of March, 2004.

RAYTEC DEVELOPMENT CORP.

Per "JERRY MINNI"

JERRY MINNI, President

coanotice.doc

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

March 1, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sir or Madam:

Re: Raytec Development Corp. (the "Company")

As the former auditors of the above Company and pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor dated March 1, 2004 (the "Notice") for the Company and, based on our knowledge of the information at the time, we agree with the following information contained in the Notice.

There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding March 1, 2004 (the date of the resignation).

The Company's Board of Directors has approved the resignation of the former auditor and the recommendation to appoint the successor auditor.

There were no reportable events between the Company and Manning Elliott.

We understand that the Notice, this letter and a letter from the successor auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours truly,

MANNING ELLIOTT

Per: Keith S. Elliott, CA

KSE/mvk/F:\ME\KEITH\R\RAYTEC DEVELOPMENT CORP\PREDECESSOR LETTER.DOC

cc: Alberta Securities Commission

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

March 30, 2004

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Raytec Development Corp. (the "Company")
Change of Auditor Pursuant to National Policy No. 31

As required by National Policy No. 31, Change of Auditor of Reporting Issuer, and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor dated March 1, 2004 and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

Yours truly,

"Amisano Hanson"

AMISANO HANSON

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

CERTIFICATE OF OFFICER

RAYTEC DEVELOPMENT CORP.

In connection with the resignation of MANNING ELLIOTT as the auditor of RAYTEC DEVELOPMENT CORP. (the "Company"), I, Jerry Minni, President of the Company, hereby certify for and on behalf of the Company that the board of directors of the Company has reviewed the Company's notice letter to MANNING ELLIOTT, Chartered Accountants and AMISANO HANSON, Chartered Accountants, dated March 1, 2004 and their responses thereto, copies of which are attached hereto.

DATED at Vancouver, British Columbia, March 22, 2004.

JERRY MINNI
President